Commission File Number 001-31914

Exhibit 99.1

中國人壽保險股份有限公司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 2628)

ANNOUNCEMENT ON CHANGES IN ACCOUNTING ESTIMATES

Important Notice:

As at 30 September 2018, changes in accounting estimates resulted in a decrease in liabilities of life insurance contracts by RMB4,137 million and a decrease in liabilities of long-term health insurance contracts by RMB98 million, which in aggregate increased profit before tax by RMB4,235 million for the nine months ended 30 September 2018.

I.	Introduction

The Company determined actuarial assumptions which include, among others, discount rates, mortality rates, morbidity rates, expenses assumptions, lapse rates and policy dividends assumptions based on current information available as at the date of the balance sheet. These assumptions were used to calculate the liabilities of insurance contracts as at the date of the balance sheet.

The changes in accounting estimates were considered and approved at the sixth meeting of the sixth session of the Board of Directors on 25 October 2018.

II.	Details of the Changes in Accounting Estimates and the Impact on the Company

The Company determined actuarial assumptions which include, among others, discount rates, mortality rates, morbidity rates, expenses assumptions, lapse rates and policy dividends assumptions based on current information available as at the date of the balance sheet. These assumptions were used to calculate the liabilities of insurance contracts as at the date of the balance sheet.

As at 30 September 2018, the changes in the assumptions above resulted in a decrease in liabilities of life insurance contracts by RMB4,137 million and a decrease in liabilities of long-term health insurance contracts by RMB98 million, which in aggregate increased profit before tax by RMB4,235 million for the nine months ended 30 September 2018.

The Company adopted prospective application method to deal with the changes in accounting estimates.

III.	Conclusive Opinions of the Independent Directors and the Board of Supervisors

The Independent Directors and the Board of Supervisors of the Company considered the changes in accounting estimates, and approved the accounting treatment on the changes in accounting estimates made by the Company.

Commission File Number 001-31914

IV.	Relevant Documents for Record

1.	Independent opinion from the Independent Directors of the Company

2.	Special statement of the Board of Directors of the Company on the changes in accounting estimates

3.	Special statement of the Board of Supervisors of the Company on the changes in accounting estimates

The Board of Directors of
China Life Insurance Company Limited
25 October 2018